NEWS RELEASE December 4, 2006 NR-06-37

ENERGY METALS ANNOUNCES GOLDEN PREDATOR FINALIZES
PURCHASE OF ASSETS OF THE SPRINGER MINING COMPANY

Vancouver, British Columbia, December 4, 2006: Energy Metals Corporation (EMU:NYSE Arca, EMC:TSX) is pleased to announce that its wholly owned subsidiary Golden Predator Mines Inc. has completed the acquisition of Springer Mining Company from General Electric Company. Total consideration consisted of $4.5 million dollars US as well as the assumption of certain reclamation obligations in the amount of US$981,411. The reclamation obligations are secured by way of escrowed funds which will be released periodically upon completion of various stages of reclamation work. The Springer Mining Company owns approximately 2900 acres of fee simple land including the Springer tungsten mine and mill complex located in Pershing County, Nevada. Various historical resource reports for the Springer mine are reported below:

G. Rice, Utah International, 1977	3,764,600 tons @ .42% WO3
C. Seel, General Electric, 1978	3,582,500 tons @ .45% WO3

The mill is a 1000 tpd gravity flotation mill with tungsten, molybdenum, and sulfide circuits. Although the mill was last operated in 1979, it is in excellent condition as it was only run for 3 months then placed on care and maintenance.

All resources quoted herein are based on data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates and is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical resources should not be relied upon. The Springer Property will require considerable further evaluation which the Golden Predator management and consultants intend to carry out in due course.

Golden Predator Mines Inc. has also named William M. Sheriff as President and CEO. Mr. Sheriff will be on the Board of Directors with David M. Cole, Paul F. Matysek, William A. Lupien, and Mr. James G. G. Watt. Mr. Watt will serve as the Company’s Chairman.

William M. Sheriff, B.Sc., President & CEO

Mr. Sheriff, the Chairman of Energy Metals Corporation is known to be one of the leading prospect developers in the Western United States having generated numerous exploration projects to many major mining companies including Newmont, Anglo, Uranerz, Atlas, Cordex, Homestake, FMC and others.

He began his career with Cyprus Minerals-AMOCO in 1980 working on molybdenum deposits in Montana. From 1981 to 1984 as Research Geologist for Amselco Exploration, he was responsible for prospect generation for the southwest USA. From 1985 to present, he was founder and president of Platoro West Incorporated, a minerals exploration firm specializing in project identification and acquisition throughout the western USA. Platoro West has exclusive access to proprietary databases from Union Carbide and US Smelting's worldwide exploration programs along with Uranium exploration databases from UV Industries, Ranchers Exploration and Hecla

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Mining. From 2002 until present, Mr. Sheriff has served as the President of Pacific Intermountain Gold Corporation (PIGCO), a private corporation owned by Seabridge Gold Corporation (TSX-SEA, AMEX-SA). PIGCO holds over 30 advanced gold exploration projects throughout Nevada. Mr. Sheriff received his BSc in Geology from Fort Lewis College in Durango, Colorado and conducted graduate studies at the University of Texas-El Paso in Mining Geology and Mineral Economics. Mr. Sheriff is also a director of Pan-Nevada Gold Corp. (TSX-PNV) and Eurasian Minerals Inc. (TSX-EMX).

Mr. James G.G. Watt, Chairman of the Board

Mr. Watt, founding Director and Chairman of Energy Metals Corporation has over 20 years' experience in banking and over 20 years with junior natural resource companies. Mr. Watt was a Senior Manager with the Bank of Montreal and is a "Fellow of the Institute of Canadian Bankers" as well as an "Associate of the Institute of Bankers in Scotland". Since the early 1980's, Mr. Watt has been an officer and/or director of several public natural resource companies and has been responsible for raising several millions of dollars for various mining projects. He was a founding director of Fleck Resources Ltd. which acquired Anaconda Canada along with its various Canadian resource exploration properties.

Paul Matysek, M.Sc., P.Geo., Director

Mr. Paul Matysek is a co-founder, President and CEO of Energy Metals Corporation and is a known entrepreneur specializing in the development of resource-based companies from conception to production. With over 25 years of domestic and international experience, Mr. Matysek an experienced geochemist/geologist, has held senior management and/or director positions with several natural resource exploration and development companies. These have included, First Quantum Minerals, First Majestic Resources and Vannessa Ventures. He has been involved in raising over $120M for various exploration and development projects since 1999. He is also a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Matysek holds a Bachelor of Science degree from the University of Toronto and a Masters of Science degree in Geology from the University of British Columbia. Mr. Matysek is also a Director of Dundarave Resources Inc. (TSX-DDX).

Mr. William Lupien, Director

Mr. Lupien, Director of Energy Metals Corporation brings over 40 years of public market financial expertise and US equity market exposure to the Company's board. Mr. Lupien was a specialist on the Pacific Stock Exchange from 1968 until 1983, responsible for trading in the securities of many public companies including IBM, Ford Motor, Occidental Petroleum, Pfizer, Cyprus Mines, Warner Lambert, Bethlehem Steel, Digital Equipment, Caesar's World, Harrah's, Hilton and many others.

Mr. Lupien began his career with Mitchum, Jones & Templeton, a NYSE member firm and specialist firm in 1965 where he held various positions including President from 1974 through 1980. Mr., Lupien became Chairman and CEO in 1988 and served through 1995. Mr. Lupien was the Chairman and CEO of Instinet Inc. from 1983 until 1988. He has also served as Chairman of Optimark, Inc., a company he established in 1995, with a mandate to improve the structure and operational capabilities of the securities market. Mr. Lupien is co-inventor of OptiMark's patented trading technology, a revolutionary method of structuring markets for securities and other fungible items.

Mr. Lupien has served on numerous private and public company boards including Mitchum, Jones & Templeton, Instinet, National Health Enterprises, and others. He also held a position as Trustee of the Securities Industry Institute and the Securities and Exchange Commission National Market

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Advisory Board as well as being a Governor of the Pacific Stock Exchange for 6 years. Mr. Lupien is the co-author along with David Nassar of Market Evaluation and Analysis for Swing Trading which was published in 2004 by McGraw Hill. Mr. Lupien is currently a private investor and a financial equity market consultant. He is currently on the board of the Ft. Lewis College Professional Associates.

Mr. David Cole

Mr. Cole was previously a Director of Standard Uranium and is currently the President, CEO and a Director of Eurasia Minerals. Mr. Cole has over nineteen years of industry experience, coming to Eurasian Minerals from Newmont Mining Corporation. At Newmont, he held a number of management and senior geologic positions, gaining extensive global experience as a project, mine, and generative exploration geologist in Nevada, Southeast Asia, South America, Europe, and Central Asia. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend, Yanacocha, and Minihasa mines. Subsequently, he established and managed Newmont's exploration programs in Turkey while also identifying early stage acquisition targets in Eastern Europe. Mr. Cole specializes in developing new exploration ideas and opportunities, based upon solid technical expertise coupled with a keen business sense. Mr. Cole is also a member of the Technical Advisory Committee of Energy Metals Corporation. He studied under Dr. Tommy Thompson at Colorado State University, earning an M.S. in Geology.

Energy Metals Corporation

Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation is a TSX and NYSE Arca listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Paul Matysek, CEO and President: (604) 684-9007

Bill Sheriff, Chairman of the Board of Directors: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.